 Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Noah Holdings Private Wealth and Asset Management Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

(1) PROPOSED GRANT OF RESTRICTED SHARE UNITS TO DIRECTORS;

(2) PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND
CONTINUING APPOINTMENT OF AN INDEPENDENT DIRECTOR
WHO HAS SERVED MORE THAN NINE YEARS;

(3) PROPOSED GRANT OF REPURCHASE MANDATE AND

ISSUANCE MANDATE;

(4) DECLARATION OF FINAL DIVIDEND AND SPECIAL DIVIDEND;

(5) PROPOSED RE-APPOINTMENT OF THE AUDITOR;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

Capitalized terms used in this cover page shall have the same meanings as those defined in this circular. A letter from the board is set out on pages 7 to 30 of this circular.

A notice convening the AGM to be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Wednesday, June 12, 2024 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Tuesday, June 11, 2024, New York time), and at any adjourned meeting thereof, is set out on pages 40 to 46 of this circular. The form of proxy for use at the AGM is enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

The Board has fixed the close of business on Wednesday, April 17, 2024, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary shares. Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM or any adjourned meeting thereof. Holders of the ADSs as of the close of business on Wednesday, April 17, 2024, New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 9:00 a.m. on June 10, 2024, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on June 3, 2024, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the AGM.

April 25, 2024

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		7

1.	Introduction	7

2.	Proposed Grant of Restricted Share Units to Directors	8

3.	Proposed Re-election of Retiring Directors and Continuing Appointment of An Independent Director Who Has Served More Than Nine Years	22

4.	Proposed Grant of Repurchase Mandate and Issuance Mandate	24

5.	Declaration of Final Dividend and Special Dividend	26

6.	Proposed Re-appointment of the Auditor	27

7.	General	27

8.	Responsibility Statement	29

9.	Recommendation	30

10.	Additional Information	30

APPENDIX I – PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED		31

APPENDIX II – EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE		36

NOTICE OF ANNUAL GENERAL MEETING		40

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“ADSs”	American Depositary Shares (one ADS representing five Shares)

“AGM”	an annual general meeting of the Company to be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Wednesday, June 12, 2024 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Tuesday, June 11, 2024, New York time), to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 40 to 46 of this circular, or adjournment(s) or postponement(s) thereof

“Articles of Association”	the sixth amended and restated memorandum of association and articles of association of the Company adopted on December 16, 2022 and effective on December 23, 2022, as amended from time to time

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rule

“AUM”	the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income

“award(s)”	award(s) in the form of share options, restricted shares, RSUs or other types of awards may be granted to eligible participants pursuant to the 2022 Share Incentive Plan(s), which has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“Board”	the board of Directors

DEFINITIONS

“BVI”	British Virgin Islands

“CEO”	the chief executive officer of the Company

“close associate”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Committee”	a committee of one or more members of the Board to whom the Board has delegated its authority (as applicable) to administer the 2022 Share Incentive Plan

“CCASS”	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, including, where the context so requires, its agents, nominees, representatives, officers and employees

“Companies Act”	the Companies Act (As Revised) of the Cayman Islands as amended from time to time

“Company”, “we”, “us”, or “our”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Compensation Committee”	the compensation committee of the Company

“core connected persons”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Corporate Governance and Nominating Committee”	corporate governance and nominating committee of the Company

“Corporate Governance Code”	the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules

“Date of Grant”	date of the Proposed Grant, being March 29, 2024 (U.S. Eastern Time)

“Director(s)”	the director(s) of the Company

“Dividend Record Date”	being the record date for determination of entitlement of Shareholders to the Final Dividend and the Special Dividend

DEFINITIONS

“Employee Participant(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules

“Final Dividend”	the proposed final dividend for the year ended December 31, 2023 to Shareholder whose names appear on the register of members of the Company on the Dividend Record Date

“GAAP”	generally accepted accounting principles

“Grantee(s)”	Ms. Jingbo Wang and Mr. Zhe Yin collectively or respectively

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“Issuance Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with additional Shares (including any sale or transfer of treasury Shares) and/or ADSs of not exceeding 20% of the total number of issued Shares (excluding treasury Shares) as of the date of passing the ordinary resolution approving such mandate

“Latest Practicable Date”	April 16, 2024, being the latest practicable date for ascertaining certain information for inclusion in this circular before the publication of this circular

“Listing Date”	July 13, 2022, on which the Class A ordinary shares were secondary listed on the Main Board of the Hong Kong Stock Exchange and from which dealings in the Class A ordinary shares were permitted to commence on the Main Board of the Hong Kong Stock Exchange

“NYSE”	the New York Stock Exchange

DEFINITIONS

“ordinary shares”	ordinary shares of the share capital of the Company with a par value of US$0.00005 each, giving a holder of an ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“PRC”	the People’s Republic of China, for the purposes of this circular only, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan, except where the context requires otherwise

“Proposed Grant”	the proposed grant of 50,000 RSUs to Ms. Jingbo Wang and 50,000 RSUs to Mr. Zhe Yin collectively, and where the context requires, either the proposed grant of 50,000 RSUs to Ms. Jingbo Wang or the proposed grant of 50,000 RSUs to Mr. Zhe Yin

“Prospectus”	the Company’s prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange

“Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the total number of issued Shares (excluding treasury Shares) as of the date of passing the ordinary resolution approving such mandate

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“RSU(s)”	restricted share unit(s)

“Scheme Mandate Limit”	the limit on grant(s) of award(s) over new Shares under all share schemes of the Company approved by the Shareholders on the annual general meeting held on December 16, 2022, which shall not exceed 30,000,000 Shares

“SEC”	U.S. Securities and Exchange Commission

“service provider(s)”	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules and as set out under the 2022 Share Incentive Plan

“Service Provider Sublimit”	a sublimit under the Scheme Mandate Limit for award(s) over new Shares under all share schemes of the Company granted to the service providers, which shall not exceed 600,000 Shares

DEFINITIONS

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) of par value of US$0.0005 each in the share capital of the Company prior to the Share Subdivision becoming effective and ordinary share(s) of par value of US$0.00005 each in the share capital of the Company upon the effectiveness of the Share Subdivision

“Share Subdivision”	the share subdivision of the Company effective on October 30, 2023, pursuant to which the ordinary share of a par value of US$0.0005 each in the share capital of the Company were subdivided into ten (10) ordinary shares of a par value of US$0.00005 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Special Dividend”	the proposed special dividend to Shareholder whose names appear on the register of members of the Company on the Dividend Record Date

“subsidiary” or “subsidiaries”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC as amended from time to time

“treasury Shares”	Shares bought back and held by the Company in treasury, which has the meaning ascribed to it under the Hong Kong Listing Rules coming into effect on June 11, 2024 and as amended from time to time

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	per cent

DEFINITIONS

For the purpose of this circular and for illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.8235 and conversions of US$ to RMB are based on the exchange rate of US$1.00 = RMB7.2339. No representation is made that any amounts in HK$, RMB or US$ can be or could have been converted at the relevant dates at the above rate or at any other rates or at all.

LETTER FROM THE BOARD

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

Directors	Registered office
Ms. Jingbo Wang (汪靜波) (Chairwoman of the Board)	PO Box 309, Ugland House
Mr. Zhe Yin (殷哲) (Chief executive officer)	Grand Cayman, KY1-1104
Cayman Islands
Non-executive Directors
Ms. Chia-Yue Chang (章嘉玉)	Principal Executive Officers of Main Operations in the PRC
Mr. Kai Wang (王愷)	No. 1226 South Shenbin Road
Mr. Boquan He (何伯權)	Minhang District, Shanghai
PRC
Independent Directors
Dr. Zhiwu Chen (陳志武)	Address in Hong Kong
Ms. Cynthia Jinhong Meng (孟晉紅)	34 Floor, Tower Two, Times Square
Ms. May Yihong Wu (吳亦泓)	1 Matheson Street, Causeway Bay
Mr. Jinbo Yao (姚勁波)	Hong Kong

April 25, 2024

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF RESTRICTED SHARE UNITS TO DIRECTORS;

(2) PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND

CONTINUING APPOINTMENT OF AN INDEPENDENT DIRECTOR

WHO HAS SERVED MORE THAN NINE YEARS;

(3) PROPOSED GRANT OF REPURCHASE MANDATE AND

ISSUANCE MANDATE;

(4) DECLARATION OF FINAL DIVIDEND AND SPECIAL DIVIDEND;

(5) PROPOSED RE-APPOINTMENT OF THE AUDITOR;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the AGM for Shareholders’ approval and the notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED GRANT OF RESTRICTED SHARE UNITS TO DIRECTORS

Reference is made to the announcement (the “Grant Announcement”) dated April 2, 2024 issued by the Company in relation to the grant of RSUs by the Company pursuant to the 2022 Share Incentive Plan, including, among others, the proposed grant of RSUs to each of Ms. Jingbo Wang, the chairwoman of the Board, and Mr. Zhe Yin, a Director and the CEO.

Further Details of the Proposed Grant

Principal terms of the Proposed Grant are as follows:

Date of Grant:	March 29, 2024 (U.S. Eastern Time)

Grantees:	Ms. Jingbo Wang and Mr. Zhe Yin

Number of the RSUs proposed to be granted:	Ms. Jingbo Wang: 50,000 RSUs

Mr. Zhe Yin: 50,000 RSUs

Number of underlying Shares pursuant to the RSUs proposed to be granted:	Ms. Jingbo Wang: 500,000 Shares, representing approximately 0.15% of the Shares in issue (excluding treasury Shares) as of the Latest Practicable Date

Mr. Zhe Yin: 500,000 Shares, representing approximately 0.15% of the Shares in issue (excluding treasury Shares) as of the Latest Practicable Date

Number of underlying ADSs pursuant to the RSUs proposed to be granted:	Ms. Jingbo Wang: 100,000 ADSs Mr. Zhe Yin: 100,000 ADSs

Purchase price of the RSUs proposed to be granted:	Nil. No amount is required to be paid by each Grantee on application or acceptance of the RSUs to be granted.

Closing price of the ADSs on the Date of Grant:	N/A1

1	The Date of Grant is a non-trading day for the Company’s ADS traded on the New York Stock Exchange. For illustration purpose, the closing price of the ADSs on the trading day immediately prior to the Date of Grant (i.e., March 28, 2024 (U.S. Eastern Time)) was used to present the market price of the ADSs, which is US $11.43 per ADS (approximately HK$17.88 per Share).

LETTER FROM THE BOARD

Vesting period:	Subject to the Grantees’ continued employment relationship with the Group, and conditional upon the performance targets to be achieved by the Grantees as set out in their respective form of award agreement between the Grantee and the Company and the approval of the Proposed Grant by the Shareholders at the AGM, the RSUs proposed to be granted shall vest in four installments, where:

(i)	25% of the RSUs shall vest within ten business days following the date of the AGM; and

(ii) 75% of the RSUs shall vest in three equal installments on the first, second and third anniversary of the Date of Grant, respectively.

According to the 2022 Share Incentive Plan, the Committee, in its sole discretion, shall determine the time or times when awards may vest. The vesting period for the RSUs proposed to be granted to the Grantees is shorter than 12 months because such grants (i) are with a total vesting and holding period of more than 12 months; (ii) vest evenly over a period of 12 months or more; and (iii) are subject to performance-based vesting conditions, which are permitted by the 2022 Share Incentive Plan.

The Compensation Committee is of the view that such shorter vesting period is appropriate because (i) the total vesting and holding period for the grants is three years from the Date of Grant; (ii) only the first batch of 25% of the RSUs proposed to be granted to the Grantees will vest upon the Shareholder’s approval, and the rest 75% of the RSUs shall vest evenly over the course of three years from the Date of Grant; and (iii) only when the Grantees have met the predetermined performance-based vesting conditions, the first batch of RSUs to vest upon the Shareholder’s approval will actually vest; otherwise, the corresponding number of the RSUs shall be immediately forfeited and automatically lapse.

LETTER FROM THE BOARD

Performance targets and Clawback mechanism:	The Group has established an appraisal mechanism to evaluate the performance of each Employee Participant during a fixed assessment period. The performance evaluation for each Employee Participant is individually tailored based on the job nature and job positions of the Employee Participant. In accordance with the Group’s appraisal mechanism, with respect to each Grantee, upon each vesting date, the portion of the RSUs eligible to vest will only actually vest to each Grantee provided that (i) the Grantee’s work performance assessment for the year preceding each vesting date has met the predetermined threshold outlined in their award agreement with the Company, and (ii) the Grantee has maintained a clean record with respect to compliance with the Company’s internal policies for the year preceding each vesting date.

In particular, the performance of each of Ms. Jingbo Wang (as the chairwoman of the Board) and Mr. Zhe Yin (as a Director and the CEO) for the year preceding each vesting date will be assessed based on several key performance indicators with reference to the achievement of the overall financial and operational goals of the Group as determined by the Board, including (a) the overall financial position of the Group, such as the Group’s total revenues and adjusted net income attributable to the Shareholders (non-GAAP) for the preceding year, and (b) the overall operating conditions of the Group, such as the implementation of the business strategy and the achievement of the operational goal in relation to business development and expansion, with a focus on the growth and reputation of the Group, its overseas expansion and its industry ranking, and benchmarking the Company’s key performance metrics against comparable companies in the same industry or with a listing on the Hong Kong Stock Exchange and/or NYSE or other comparable stock exchanges. In addition, Ms. Jingbo Wang and Mr. Zhe Yin shall also comply with the internal policies of the Company during the year preceding each vesting date and maintain a clean record.

LETTER FROM THE BOARD

Failure to meet the above performance targets as set out in the form of award agreement between the Grantee and the Company shall render the underlying RSUs not vesting to relevant Grantees on the prescribed vesting date(s), and such RSUs shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect.

If the Committee determines that a Grantee has (i) used for profit or disclosed to unauthorized persons, confidential or trade secrets of the Company or its subsidiaries; (ii) breached any contract with or violated any fiduciary obligation to the Company or its subsidiaries; or (iii) engaged in any conduct which the Committee determines is injurious to Company or its subsidiaries, the Committee may cause such Grantee to forfeit his or her outstanding awards under the 2022 Share Incentive Plan, subject to certain limitations set forth in the 2022 Share Incentive Plan.

If the Grantee’s employment or service terminates, any portion of the RSUs granted yet unvested on such termination date shall be immediately forfeited and automatically lapse without action on the part of the Grantee and be of no further force and effect.

Rights as Shareholders:	No RSU gives the Grantee any of the rights of a Shareholder with respect to such RSUs unless and until Shares are in fact issued to such Grantee in connection with such RSU and such Grantee becomes a shareholder of record with respect to such Shares.

Once a Grantee becomes a shareholder of record with respect to the Shares subject to the RSU, the Grantee shall have all rights as a Shareholder, including but not limited to, voting rights, disposal rights, the rights to receive dividends and the rights to participate in any capital adjustment applicable to all holders of the Shares (including rights arising on a liquidation of the Company); provided, however, that a distribution or dividend with respect to Shares subject to vesting conditions shall be subject to the same restrictions as the Shares with respect to which such distribution was made.

LETTER FROM THE BOARD

Previous grant of awards under the 2022 Share Incentive Plan

Grants of Share Options

Details of grants of share options under the 2022 Share Incentive Plan are as follows:

Category and name of grantees	Dates of grant (U.S. Eastern Time)	Vesting Period	Number of share options granted(1)		Exercise price(2) (US$ per Share)	Exercise Period
Employees in aggregate
	September 20, 2023	(Note 3)	25,000	(4)	2.55	(Note 3)
Total			25,000	(4)

Notes:

(1)	Upon the Share Subdivision coming into effect (i.e., October 30, 2023), one share option granted under the 2022 Share Incentive Plan entitles the grantee to subscribe for ten Shares.

(2)	The exercise price in this column has taken the Share Subdivision into account (where applicable).

(3)	For share options granted with exercisable date determined based on the grant date of share options, the first 25% of the total share options shall vest and can be exercised one year after the grant date, and the remaining 75% of the total share options shall vest and become exercisable evenly at the end of each month during the subsequent three years. The maximum exercise period is ten years after the grant date of share options.

(4)	The 25,000 share options granted under the 2022 Share Incentive Plan on September 20, 2023 were subsequently cancelled on December 29, 2023. Please refer to the Company’s announcement dated January 2, 2024 for details.

Grants of RSUs

Details of grants of RSUs under the 2022 Share Incentive Plan are as follows:

Category and name of grantees	Dates of grant (U.S. Eastern Time)	Vesting Period	Number of RSUs granted(1)		Purchase price (US$ per Share)
Directors
Jingbo Wang	December 29, 2023	(Note 2)	13,234		Nil
	March 29, 2024	(Note 3)	50,000	(4)	Nil
Zhe Yin	December 29, 2023	(Note 2)	21,883		Nil
	March 29, 2024	(Note 3)	50,000	(4)	Nil
Chia-Yue Chang	December 29, 2023	(Note 2)	12,784		Nil

LETTER FROM THE BOARD

Category and name of grantees	Dates of grant (U.S. Eastern Time)	Vesting Period	Number of RSUs granted(1)		Purchase price (US$ per Share)
Employees in aggregate
	September 20, 2023	(Note 5)	5,000		Nil
	December 29, 2023	(Note 2)	175,396	(7)	Nil
	March 29, 2024	(Note 3)	829,241	(6)	Nil
Total			1,157,538	(6)(7)

Notes:

(1)	Upon the Share Subdivision coming into effect (i.e., October 30, 2023), one RSU granted under the 2022 Share Incentive Plan entitles the grantee to acquire ten Shares.

(2)	The RSUs granted by the Company on December 29, 2023 were divided into three batches subject to different vesting arrangements. For details, please refer to the Company’s announcement dated January 2, 2024.

(3)	For RSUs granted or proposed to be granted by the Company on March 29, 2024, the first 25% of the total RSUs shall vest on the date of grant (in the case of the Proposed Grant, ten business days following the general meeting of the Shareholders approving the Proposed Grant), and the remaining 75% of the total RSUs shall vest evenly at the end of each month during the subsequent three years, subject to the grantee’s continued employment relationship with the Group and conditional upon the performance targets to be achieved by the grantees as set out in their respective form of award agreement between the grantees and the Company.

(4)	Each of the 50,000 RSUs proposed to be granted to Ms. Jingbo Wang and Mr. Zhe Yin are subject to the Shareholders’ approval at the AGM.

(5)	For RSUs granted by the Company on September 20, 2023, the first 25% of the total RSUs shall vest one year after the grant date, and the remaining 75% of the total RSUs shall vest evenly at the end of each month during the subsequent three years.

(6)	Among the 829,241 RSUs granted to employees other than the Directors by the Company on March 29, 2024, 3,000 RSUs were subsequently forfeited and automatically lapsed following the grant on the Date of Grant due to the circumstances that certain grantees subject to such grant failed to meet the performance target stipulated in their award agreements up to the Latest Practicable Date.

(7)	Among the 175,396 RSUs granted to employees other than the Directors by the Company on December 29, 2023, 4,685 RSUs were subsequently forfeited and automatically lapsed due to certain grantees’ employment with the Group being terminated up to the Latest Practicable Date.

LETTER FROM THE BOARD

Number of Shares Available for Future Grant under the Scheme Mandate Limit

Taking into account the grant of RSUs to the other 45 Employee Participants as set out in the Grant Announcement, immediately following the Proposed Grant becoming unconditional and effective after the approval by the Shareholders at the AGM, 18,251,475 underlying Shares2 will be available for future grants under the Scheme Mandate Limit (representing approximately 5.53% of the Shares in issue (excluding treasury Shares) as of the Latest Practicable Date), among which 600,000 underlying Shares will be available for future grants under the Service Provider Sublimit.

Reasons and Benefits of the Proposed Grant

In tandem with the Group’s globalization strategy which hinges on cultivating a highly skilled talent pool worldwide, the Group has been actively recruiting seasoned professionals with international experience and diverse financial industry expertise. The Group is deeply committed to substantial investments in the ongoing development of its current key management team, alongside incoming talents who have demonstrated excellence in the industry, possessing considerable experience and significant potential to contribute to the Group’s growth. Such investment empowers them to assume pivotal roles in the Group’s global expansion efforts. Against this backdrop, the Group aims to optimize the compensation structure for key personnel by effectively implementing long-term equity incentives. Such incentives not only bolster the Group’s globalization endeavors but also foster enduring commitment from the key team members of the Group while aligning their interests closely with the Group’s collective success and the Shareholders’ interest as a whole.

The Board considers that the reasons and basis for the Proposed Grant are to (i) recognize the contributions made to the Group by the Grantees, who have led the Group to achieve corporate goals and development over the past years, especially their significant engagement in building new businesses and developing new markets abroad for extended periods to implement the globalization strategy of the Group; (ii) encourage, motivate and retain the Grantees, whose contributions are key to expanding the Group’s global footprint and beneficial to the continual operation, development and long-term growth of the Group, to work towards enhancing the value of the Company and the Shares by further leveraging their industry expertise and extensive knowledge on wealth management and asset management; and (iii) closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the Grantees in order to maximize the motivation of the Grantees.

2	As of the date of the Grant Announcement, following the grant of RSUs to the other 45 Employee Participants as set out in the Grant Announcement and upon the Proposed Grant becoming unconditional and effective after the approval by the Shareholders at the AGM, 18,174,625 underlying Shares were available for future grants under the Scheme Mandate Limit, among which 600,000 underlying Shares will be available for future grants under the Service Provider Sublimit.

Since the Date of Grant and up to the Latest Practicable Date, (a) among the total of 829,241 RSUs involving an aggregate of 8,292,410 Shares granted to the other 45 Employee Participants, 3,000 RSUs involving 30,000 Shares were subsequently forfeited and automatically lapsed following the grant on the Date of Grant due to the circumstances that certain grantees subject to such grant failed to meet the performance target stipulated in their award agreements, and (b) among the total of 175,396 RSUs involving an aggregate of 1,753,960 Shares granted on December 29, 2023, 4,685 RSUs involving 46,850 Shares were subsequently forfeited and automatically lapsed due to certain grantees’ employment with the Group being terminated.

Pursuant to the 2022 Share Incentive Plan and Note (1) to Rule 17.03B(2) of the Hong Kong Listing Rules, to the extent that an award lapsed in accordance with the terms of the 2022 Share Incentive Plan, then Shares underlying such award shall not be regarded as utilized for the purpose of calculating the Scheme Mandate Limit and the Service Provider Sublimit, and shall remain available for the grant in the future. As a result, immediately following the Proposed Grant becoming unconditional and effective after the approval by the Shareholders at the AGM, the Shares available for future grants under the Scheme Mandate Limit increased by 76,850 Shares to 18,251,475 Shares following such forfeiture and lapse.

LETTER FROM THE BOARD

Each of Ms. Jingbo Wang and Mr. Zhe Yin is a co-founder of the Group and has been performing important duties and responsibilities in the Group since its inception and playing key roles in launching and steering the overseas businesses of the Group, primarily responsible for the overall strategic planning, business direction and operational management. The biographical particulars of Ms. Jingbo Wang and Mr. Zhe Yin are as follows:

Biography of Ms. Jingbo Wang

Ms. Jingbo Wang (汪靜波), aged 51, is one of the Company’s founders and has been the chairwoman of the Board since its inception in August 2005 and the CEO until December 29, 2023. Ms. Wang has over 22 years of experience in wealth management and asset management industries. Prior to co-founding our Company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities Co., Ltd. (湘財證券有限責任公司, currently known as 湘財證券股份有限公司) (“Xiangcai Securities”), a securities firm in China. Ms. Wang served as the general manager of private banking department at Xiangcai Securities from August 2003 to September 2005, during which she established the securities firm’s wealth management business. Prior to that, she served as a deputy general manager of ABN AMRO Xiangcai Fund Management Co., Ltd. (湘財荷銀基金管理有限公司) (currently known as Manulife Fund Management Co., Ltd. (宏利基金管理有限公司)), an affiliate of Xiangcai Securities, from February 2002 to August 2003, and as the head of the asset management department at Xiangcai Securities from May 2000 to February 2002.

Ms. Wang was recognized as one of Top 30 Most Influential Business Woman in China in 2019 (2019年度中國最具影響力的30位商界女性) by China Entrepreneur (《中國企業家》雜誌社). In 2017, she was listed on Forbes’ China Top 100 Businesswomen in 2017 (福布斯2017年中國傑出商界女性百強榜). In the same year, she was also recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women’s Entrepreneurial Challenge Award from the International Women’s Entrepreneurial Challenge (IWEC) Foundation.

Ms. Wang graduated from Global CEO Program of China Europe International Business School (中歐國際工商學院) in Shanghai, China, in September 2009. Ms. Wang received her master’s degree in management in December 1999 from Sichuan University (四川大學) in Sichuan, China.

LETTER FROM THE BOARD

Biography of Mr. Zhe Yin

Mr. Zhe Yin (殷哲), aged 49, is one of the founders of the Company and has been a Director since June 2007. He was appointed as the CEO on December 29, 2023. Mr. Yin is a highly accomplished senior executive in the wealth and asset management industry with over 22 years of professional experience and possesses an in-depth understanding of the Company’s operations and culture. He has been serving as the chairman of Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司) (“Gopher Asset Management”), since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of asset sector of Gopher Asset Management from February 2010 to April 2014. Prior to co-founding our Company, Mr. Yin worked at Xiangcai Securities from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch (交通銀行股份有限公司上海分行), with his last position as the foreign exchange product manager of private finance division.

Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee of the Asset Management Association of China (中國證券投資基金業協會母基金專業委員會) from 2017 to August 2021. Mr. Yin has repeatedly been named among the most influential private equity investors in China by respected industry organizations. For instance, he was named one of the Top 20 China’s Best Private Equity Investors in 2017 and one of the Top 50 China’s Best Private Equity Investors in 2019, respectively, by ChinaVenture Investment Consulting., Ltd. (上海投中信息諮詢股份有限公司), a leading financial services technology enterprise in China’s private equity investment industry. In addition, he was honored as one of the Most Influential Investors in China’s VC/PE Fund Limited Partner Market 2021 (2021年中國股權投資基金有限合夥人市場最具影響力投資人) selected by Zero2IPO Group, a leading venture capital and private equity service provider and a well-known investment firm in China.

Mr. Yin received his MBA degree from China Europe International Business School (中歐國際工商學院) in Shanghai, China, in September 2010 and his bachelor’s degree in economics from Shanghai University of Finance and Economics (上海財經大學) in Shanghai, China, in July 1997.

As evidenced by the Group’s continuous expansion and improvement over the years, each of Ms. Jingbo Wang and Mr. Zhe Yin’s extensive experience in wealth management and asset management industries and sophisticated management skills are of critical importance to the development and growth of the Group. Under the persistent devotion and leadership of Ms. Jingbo Wang and Mr. Zhe Yin, the Group’s financial and business performance has been continuously improving steadily despite the global downtrend and the drop in investment confidence amongst investors, demonstrating their significant contributions to the Group’s ability to withstand challenges brought by the COVID-19 pandemic and intricately convoluted macroeconomic environment in the recent years.

LETTER FROM THE BOARD

In addition to the management of all functional departments and supervising the operation and strategic development of the Group, Ms. Jingbo Wang and Mr. Zhe Yin made significant contributions in leading the Company to have realized multiple key achievements in 2023. Under the astute guidance of Ms. Jingbo Wang and Mr. Zhe Yin, the Group has continually refined its offerings to directly cater to the evolving requirements of its Mandarin-speaking clientele. Their proactive approach has fortified the resilience of the clients’ portfolios in the face of challenging market dynamics. Recognizing the imperative for diversified investment portfolios and global opportunities, Ms. Jingbo Wang and Mr. Zhe Yin pioneered the establishment of the Group’s overseas business segment years ago. Their foresight led to the implementation of a robust overseas expansion strategy, in response to the growing client demand for global asset allocation. With Ms. Jingbo Wang and Mr. Zhe Yin at the helm, the Group’s concerted efforts in executing its overseas expansion strategy have yielded substantial results. By the end of 2023, the Group’s overseas AUM surged by 7.6% to reach US$5.1 billion, accompanied by a remarkable 73.0% increase in the Group’s overseas net revenue compared to 2022. These outcomes underscore the effectiveness of the strategic initiatives of the Group in expanding its global presence, driven by the vision and expertise of Ms. Jingbo Wang and Mr. Zhe Yin, who have been instrumental in setting the overall business direction and making key decisions.

The reasons for the Proposed Grant are to provide incentives for Ms. Jingbo Wang and Mr. Zhe Yin to exert maximum efforts and reward continued efforts for the success of the Group, and to provide a means by which Ms. Jingbo Wang and Mr. Zhe Yin may be given an opportunity to benefit from increases in value of the Shares through the Proposed Grant. Under the leadership of Ms. Jingbo Wang and Mr. Zhe Yin, the strategic decisions and proactive measures made by the management team of the Group have enhanced profitability, diversified revenue streams, and ensured business continuity of the Group over the recent years. Their collaborative and visionary approach has earned trust, making the Group resilient and forward-thinking.

The Proposed Grant serves as a strategic tool to align the interests and benefits of Shareholders, the Company, and the Grantees. By offering long-term equity incentives, the Proposed Grant fosters a sense of ownership among the Grantees, aligning their interests closely with the Company’s success. As Shareholders themselves through equity incentives, the Grantees are motivated to make decisions that enhance the Share value and Shareholder value, thereby mitigating risks and conflicts and promoting the long-term sustainability of the Company.

The Proposed Grant also encourages profit and risk sharing among the Grantees and the Shareholders. In line with the Group’s operational strategy to optimize the compensation structure in the current challenging environment, equity incentives, such as RSUs, are granted or proposed to be granted to employees who are assigned to work directly contributing to the Group’s overall financial and operational performance as part of their compensation package in lieu of cash. In particular, with respect to the Proposed Grant, the RSUs to be granted will be subject to the achievement of certain performance targets. Such compensation structure will, on one hand, link the compensation of the Grantees to the overall performance of the Group, thereby strengthening the profit and risk sharing among the Grantees, the Group and the Shareholders and, on the other hand, reduce the Group’s cash outflow so that resources can be allocated to prioritized needs, which is a proactive approach adopted by the Group to improve its operational efficiency in a challenging environment. In addition, by tying a portion of the Grantees’ compensation to the performance and value of the Shares, the Grantees are incentivized to make decisions that not only drive short-term gains but also ensure the Company’s long-term viability. This aligns with the interests of Shareholders who seek sustainable growth and value creation over time.

LETTER FROM THE BOARD

Moreover, the Proposed Grant serves as a retention tool, ensuring that key talent crucial for the Group’s growth and success remains committed to the Company. In a competitive market and industry where skilled professionals are in high demand, retaining top talent is essential for maintaining continuity and executing long-term strategic plans effectively. By rewarding the contributions of key management of the Company like Ms. Jingbo Wang and Mr. Zhe Yin, the Proposed Grant reinforces their commitment to the Company’s vision and objectives.

Additionally, the Proposed Grant also facilitates transparency and accountability within the management of the Group. By linking compensation to performance metrics tied to the Share value and Shareholder value, the Company can establish clear expectations for its leadership team and hold them accountable for driving results that benefit all stakeholders. This not only enhances trust and confidence among Shareholders but also fosters a culture of accountability and performance-driven behavior throughout the management of the Group, which will benefit the Group as a whole.

The Compensation Committee and all independent Directors have reviewed and fully considered the Proposed Grant, and are of view that, (i) Ms. Jingbo Wang, as the chairwoman of the Board, and Mr. Zhe Yin, as a Director and the CEO, have made significant contributions to the Company in managing the overall operations and improving the performance of the Company; (ii) the vesting arrangement for the RSUs proposed to be granted to Ms. Jingbo Wang and Mr. Zhe Yin is performance-based and serves as the appreciation and recognition for Ms. Jingbo Wang and Mr. Zhe Yin’s contribution towards the growth of the Group; and (iii) the RSUs proposed to be granted to Ms. Jingbo Wang and Mr. Zhe Yin will provide sufficient incentive to retain them and motivate them to create more value in the Group’s long-term development. Therefore, the Compensation Committee and all independent Directors are of view that the Proposed Grant and the vesting arrangement will closely align the purpose of the 2022 Share Incentive Plan and the interests and benefits of the Group, the Board and the management of the Group, and thus is appropriate, fair and reasonable and in the interests of the Company and its Shareholders as a whole. The Compensation Committee and all independent Directors approved the Proposed Grant and recommended the same for the approval by the Board and the independent Shareholders.

LETTER FROM THE BOARD

Having considered the recommendations of the Compensation Committee and all independent Directors and the factors stated above, the Board (including the independent Directors) is of the view that the Proposed Grant recognizes the Grantees’ past contributions to the Group’s business performance and aims to secure their long-term support and commitment to the Group which is vital to the future development of the Group. The Board believes that the Proposed Grant serves as important incentives to motivate the Grantees to bring a higher return to the Company, which aligns the interests of the Grantees with the best interests of the Company and the Shareholders as a whole and approved the same.

The Board, when determining such number of RSUs proposed to be granted to Ms. Jingbo Wang and Mr. Zhe Yin, also considered the time commitment, duties and responsibilities of Ms. Jingbo Wang as the chairwoman of the Board and Mr. Zhe Yin as a Director and the CEO, took into account the remuneration package of similar positions of other comparable companies in the industry including listed companies, the achievements of the Company led by Ms. Jingbo Wang and Mr. Zhe Yin for the past years, and the Group’s high potential in growth and further development under Ms. Jingbo Wang and Mr. Zhe Yin’s guidance in the future. The Board (including the independent Directors) considered the number of RSUs proposed to be granted to the Grantees, the vesting arrangement and the other terms under the Proposed Grant appropriate and are aligned with the purpose of the 2022 Share Incentive Plan.

Hong Kong Listing Rules Implications

Pursuant to Rules 17.02(2)(c) of the Hong Kong Listing Rules, none of the Directors is a trustee of the 2022 Share Incentive Plan or has a direct or indirect interest in the trustee of the 2022 Share Incentive Plan, if any.

Pursuant to Rules 17.04(2) and 17.04(4) of the Hong Kong Listing Rules, as the Proposed Grant to Ms. Jingbo Wang, the chairwoman of the Board, and Mr. Zhe Yin, a Director and the CEO, would result in the Shares issued and to be issued in respect of all awards granted (excluding any awards lapsed in accordance with the terms of the 2022 Share Incentive Plan) to each of Ms. Jingbo Wang and Mr. Zhe Yin in the 12-month period up to and including the Date of Grant, representing in aggregate over 0.1% of the issued Shares, the Proposed Grant shall be approved by the Shareholders at the AGM whereby Ms. Jingbo Wang and Mr. Zhe Yin, and his/her associates and all core connected persons of the Company shall abstain from voting in favor for relevant Proposed Grant to her/him at the AGM.

The Proposed Grant as mentioned above has been approved by the independent Directors pursuant to Rule 17.04(1) of the Hong Kong Listing Rules. As mentioned above, the independent Directors are of view that the Proposed Grant will closely align the purpose of the 2022 Share Incentive Plan and the interests and benefits of the Group, the Board and the management of the Group, and thus is appropriate and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

Accordingly, the Company proposes to seek the approval of the Proposed Grant to each of Ms. Jingbo Wang and Mr. Zhe Yin from the Shareholders at the AGM. As required under Rule 17.04(4) of the Hong Kong Listing Rules, Ms. Jingbo Wang and Mr. Zhe Yin, their respective associates and all core connected persons of the Company must abstain from voting in favor of the resolution approving the Proposed Grant. As of the Latest Practicable Date, Ms. Jingbo Wang and Mr. Zhe Yin, their respective associates and all core connected persons of the Company held in aggregate 155,688,245 Shares, representing approximately 47.17% of the total Shares in issue (excluding treasury Shares), being 330,077,775 Shares.

To the Directors’ best knowledge and belief, as of the Latest Practicable Date, the Shareholders (including the Grantees and his/her associates and other core connected persons of the Company) who are required to abstain from voting in favor of the relevant resolution(s) relating to the Proposed Grant at the AGM are set out below:

		Approximate
		percentage of
		shareholding in
		the issued and
		outstanding
	Number of	share capital of
	Shares held	the Company as of
	as of the Latest	the Latest
Grantee and his/her associates	Practicable Date	Practicable Date(1)
Ms. Jingbo Wang and her associates(2)	68,191,750	20.66%
Mr. Zhe Yin and his associates(3)	16,660,330	5.05%
Other core connected persons of the Company
Directors (other than the Grantees) and their respective close associates(4)	37,237,555	11.28%
Other substantial shareholders and their respective close associates(5)	33,598,610	10.18%
Non-Public float	155,688,245	47.17%
Public float	174,389,530	52.83%
Total number of Shares in issue (excluding treasury Shares)	330,077,775	100%

Notes:

(1)	The calculation is based on the total number of 330,077,775 Shares in issue (excluding treasury Shares) as of the Latest Practicable Date.

(2)	Including (a) 325,000 Shares directly held by Ms. Jingbo Wang, and (b) 67,866,750 Shares held by Jing Investors Co., Ltd., an associate of Ms. Jingbo Wang, which does not include the 20,005 underlying Shares in connection with the RSUs granted to Ms. Jingbo Wang while in turn held by Jing Investors Co., Ltd. The details of Jing Investors Co., Ltd. are set out in the sub-section headed “– Effect on the Shareholding Structure of the Company” below.

LETTER FROM THE BOARD

(3)	Including 16,660,330 Shares held by Yin Investment Co., Ltd., an associate of Mr. Zhe Yin, which does not include the 20,005 underlying Shares in connection with the RSUs granted to Mr. Zhe Yin while in turn held by Yin Investment Co., Ltd. The details of Yin Investment Co., Ltd. are set out in the sub-section headed “– Effect on the Shareholding Structure of the Company” below.

(4)	Including 20,388,835 Shares held by Ms. Chia-Yue Chang and/or her close associates, 16,398,720 Shares held by Mr. Boquan He and/or his close associates, 80,000 Shares held by Dr. Zhiwu Chen and/or his close associates, 190,000 Shares held by Ms. May Yihong Wu and/or her close associates, and 180,000 Shares held by Mr. Jinbo Yao and/or his close associates.

(5)	Including 33,598,610 Shares held by Yiheng Capital Partners, L.P., a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership.

As of the Latest Practicable Date, none of the above Shareholders who are required to abstain from voting in favor of the resolution approving the Proposed Grant has given the Company notice of their intention to vote against the resolution at the AGM. Save as disclosed above, to the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, no other Shareholder is required to abstain from voting on the resolutions in relation to the Proposed Grant at the AGM.

Effect on the Shareholding Structure of the Company

The following table sets forth the change in shareholding structure of the Company (excluding treasury Shares) (i) as of the Latest Practicable Date, and (ii) immediately upon full vesting of the RSUs to be granted under the Proposed Grant (assuming no other Shares are issued or repurchased):

	As of the Latest Practicable Date (not including the Proposed Grant)			Immediately upon full vesting of the RSUs to be granted under the Proposed Grant (assuming no other Shares are issued or repurchased)
	Number of Shares held		Approximately percentage of total issued Shares	Number of Shares held	Approximately percentage of total issued Shares
Ms. Jingbo Wang	68,211,755	(1)	20.67%	68,711,755	20.75%
Mr. Zhe Yin	16,680,335	(2)	5.05%	17,180,335	5.19%
Other Shareholder	245,185,685		74.28%	245,185,685	74.06%
Total	330,077,775		100%	331,077,775	100%

Notes:

(1)	Including (a) 325,000 Shares directly held by Ms. Jingbo Wang, and (b) 67,866,750 Shares and 20,005 underlying Shares in connection with the RSUs granted to Ms. Jingbo Wang held by Jing Investors Co., Ltd. (“Jing Investors”), a BVI company wholly owned by Ark Trust (Singapore) Ltd. (“Ark Trust (Singapore)”) in its capacity as trustee of the Norah Family Trust (the “Trust”) constituted under the laws of Jersey, with Ms. Jingbo Wang as the settlor and Ms. Jingbo Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Jingbo Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a BVI company, which is in turn wholly owned by Ark Trust (Singapore), a professional trustee company. Ark Trust (Singapore) as trustee of the Trust has no power to dispose of the Shares held by Jing Investors except upon written instruction by Ms. Jingbo Wang, or to avoid adverse impact on the reputation of Ark Trust (Singapore) or any of its associates. Ms. Jingbo Wang is the sole director of Jing Investors and as such has power to vote and dispose of the Shares held by Jing Investors.

(2)	Including 16,608,330 Shares and 20,005 underlying Shares in connection with the RSUs granted to Mr. Zhe Yin held by Yin Investment Co., Ltd., a company incorporated in BVI and wholly owned by Rhythm Profit Investment Ltd., which in turn is wholly owned by ARK Trust (Hong Kong) Limited as trustee of a trust that was established by Mr. Zhe Yin (as the settlor) for the benefit of Mr. Zhe Yin and his family. Mr. Zhe Yin is deemed to be interested in the Shares held by Yin Investment Co., Ltd.

LETTER FROM THE BOARD

3.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND CONTINUING APPOINTMENT OF AN INDEPENDENT DIRECTOR WHO HAS SERVED MORE THAN NINE YEARS

According to Article 77(b) of the Articles of Association, the Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable New York Stock Exchange corporate governance rules, as long as the Company’s ADSs are traded on the NYSE. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

Mr. Kai Wang and Ms. Cynthia Jinhong Meng were appointed as a non-executive Director and an independent Director respectively on August 29, 2023, will hold office until the AGM, being eligible, will offer themselves for re-election at the AGM.

Pursuant to Code Provision B.2.2 of the Corporate Governance Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. As such, Mr. Boquan He and Mr. Jinbo Yao will retire as Directors by rotation at the AGM. Mr. Boquan He and Mr. Jinbo Yao, being eligible, will offer themselves for re-election at the AGM.

Pursuant to Code Provision B.2.3 of the Corporate Governance Code, if an independent non-executive director serves an issuer for more than nine years, any further appointment of such an independent non-executive director should be subject to a separate resolution to be approved by the shareholders. Since Mr. Jinbo Yao was appointed as an independent Director on November 7, 2014, he has served as an independent Director for more than nine years as of date of the AGM, a separate resolution will be proposed at the AGM to further appoint Mr. Jinbo Yao as an independent Director.

The Company has in place a nomination policy for nomination of directors (the “Director Nomination Policy”) pursuant to the Corporate Governance and Nominating Committee Charter which includes the nomination procedures and the process and criteria adopted by the Committee to select and recommend candidates for directorship. Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s business. In assessing the re-election of Mr. Boquan He and Mr. Kai Wang as non-executive Directors, and Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao as independent Directors, the Corporate Governance and Nominating Committee and the Board considered their respective contribution and service to the Company, and reviewed their respective expertise and professional qualifications to determine whether each of Mr. Boquan He, Mr. Kai Wang, Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao satisfy the criteria under the Director Nomination Policy. The Corporate Governance and Nominating Committee and the Board also took into account the diversity aspects (including without limitation, gender, age, nationality, culture, educational background and professional experience) and were of the view that the election of Mr. Boquan He, Mr. Kai Wang, Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao as Directors will further complement the Company’s corporate strategy, and promote the Board diversity. The Corporate Governance and Nominating Committee was satisfied that each of Mr. Boquan He, Mr. Kai Wang, Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao has the required character, integrity and experience to continuously fulfill his/her role as Directors effectively.

LETTER FROM THE BOARD

The Board has received from Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao their respective annual confirmation of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Each of them had no financial or family relationships with any Directors, senior management or substantial shareholders or single largest shareholders of the Company, each of them met the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules, and as of the Latest Practicable Date, the Company did not receive any notification from them that there has been a subsequent change of circumstances which affected their independence.

While serving on the Board for over nine years could be relevant to the assessment of independence of a Director, the Board was of the view that the independence of a Director cannot be solely determined by his/her period of service in the Company. In assessing the independence of Mr. Jinbo Yao, the Board and the Corporate Governance and Nominating Committee considered his character and judgment with reference to their respective contribution to the Board.

Throughout Mr. Jinbo Yao’s directorship with the Company, he participated in Board meetings to give impartial advice and exercise independent judgment, and never engaged in any executive management. Taking into consideration of his independent scope of work in the past years, the Board considered that the long service of Mr. Jinbo Yao would not affect the exercise of his independent judgment and was satisfied that Mr. Jinbo Yao has the required character, integrity and experience to continue fulfilling the role of an independent Director. In addition, Mr. Jinbo Yao did not hold seven or more listed company directorships as of the Latest Practicable Date and thus can give sufficient time and attention to the Company’s affairs. The Board was therefore of the view that Mr. Jinbo Yao meets the independence criteria set out in Rule 3.13 of the Hong Kong Listing Rules and that he is able to continue to fulfil his role as an independent Director. The Board believed that the continued tenure of Mr. Jinbo Yao will bring considerable stability to the Board and the Board will benefit greatly from the presence of Mr. Jinbo Yao, who has over time gained valuable insight into the Group.

LETTER FROM THE BOARD

However, to enhance our corporate governance standards, the Corporate Governance and Nominating Committee will also continuously assess the board composition of the Company from time to time and identify qualified candidate(s) as independent Director in the future. If deemed appropriate, the Corporate Governance and Nominating Committee will make recommendations to the Board regarding suitable candidate(s) and corresponding succession plans in accordance with our Director Nomination Policy, taking into account the circumstances as a whole.

In view of the above, the Board, on the recommendation of the Corporate Governance and Nominating Committee, recommended Mr. Boquan He, Mr. Kai Wang, Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao for re-election at the AGM. Biographical details of the aforementioned retiring Directors which are required to be disclosed pursuant to the Hong Kong Listing Rules, are set out in Appendix I to this circular.

4.	PROPOSED GRANT OF REPURCHASE MANDATE AND ISSUANCE MANDATE

Repurchase Mandate

In order to give the Company the flexibility to repurchase Shares and/or ADSs on-market if and when appropriate and in accordance with Rule 10.06(1)(ii) of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM for the Shareholders to consider and, if thought fit, to approve the grant of the Repurchase Mandate to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the total number of issued Shares (excluding treasury Shares) as of the date of passing of such ordinary resolution. As of the Latest Practicable Date, the Company had a total of 330,077,775 issued Shares. Subject to the passing of relevant ordinary resolution and assuming that the number of issued Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 33,007,777 Shares. As of the Latest Practicable Date, the Board had no present intention to cause the Company to repurchase any Shares and/or ADSs under the Repurchase Mandate.

The Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Repurchase Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

An explanatory statement required by the Hong Kong Listing Rules to be sent to all Shareholders in connection with the Repurchase Mandate is set out in Appendix II to this circular.

LETTER FROM THE BOARD

Issuance Mandate

In order to give the Company the flexibility to issue Shares (including any sale or transfer of treasury Shares) and/or ADSs if and when appropriate and in accordance with Rule 13.36 of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the AGM for the Shareholders to consider and, if thought fit, to approve the grant of the Issuance Mandate to the Directors to issue, allot or deal with additional Shares (including any sale or transfer of treasury Shares) and/or ADSs of not exceeding 20% of the total number of issued Shares (excluding treasury Shares) as of the date of passing of such ordinary resolution. As of the Latest Practicable Date, the Company had a total of 330,077,775 issued Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Shares which may be issued (or be sold or transferred out of treasury) pursuant to the Issuance Mandate will be 66,015,555 Shares.

After the passing of the relevant resolution in the AGM and until the conclusion of the next annual general meeting of Shareholders to be held tentatively in May or June 2025, (i) the Company may issue no more than 22,527,740 Shares, accounting for approximately 6.82% of the Company’s voting rights as of the Latest Practicable Date, under the Issuance Mandate to the affected clients of the Camsing Incidents (as defined in the Prospectus) who accepted the settlement offer as of the Latest Practicable Date under the relevant RSU plan; and (ii) the Company may also issue no more than 12,128,310 Shares, accounting for approximately 3.67% of the Company’s voting rights as of the Latest Practicable Date, under the Issuance Mandate to the affected clients of the Camsing Incidents who might accept the settlement offer between passing the relevant resolution in the AGM and until the conclusion of the next annual general meeting of Shareholders to be held tentatively in May or June 2025. As of the Latest Practicable Date, the Company granted a total of 3,715,114 RSUs to 595 out of the total of 818 affected clients of the Camsing Incident. Each RSU allows the grantees to receive ten Shares (taken into account the Share Subdivision). The Company offered two RSU vesting plans (Plan A and Plan B) for the affected clients to choose from. Under Plan A, the Company would issue RSUs to affected clients based on a vesting schedule, whereby 10% of the RSUs would be vested immediately upon the acceptance of the settlement offer and the remaining 90% of the RSUs would be vested evenly in the following nine years. Under Plan B, on the third anniversary of the acceptance of the Offer (as defined in the Prospectus), the affected clients would either decide to (a) receive an entitlement to future investment returns generated by the Camsing Credit Funds (as defined in the Prospectus), while remaining unable to initiate claims against the Group; or (b) receive 40% of the RSUs, and on each subsequent anniversary, the Company would vest the remaining 60% of the RSUs evenly for the following six years. All RSUs issued within the period from contract inception to the third anniversary of contact shall not be vested until the investor chooses to retain the RSUs. For further details, please refer to Note 15 to the consolidated financial statements of the 2023 annual report of the Company.

Save as disclosed above, as of the Latest Practicable Date, the Board had no present intention to cause the Company to issue, allot or deal with additional Shares (including to sell or transfer treasury Shares) and/or ADSs under the Issuance Mandate.

LETTER FROM THE BOARD

In addition, a separate ordinary resolution will also be proposed to approve the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Shares and/or ADSs which may be allotted and issued (or be sold or transferred out of treasury) by the Directors pursuant to the Issuance Mandate, provided that such additional amount shall not exceed 10% of the aggregate number of the Shares in issue (excluding treasury Shares) as of the date of passing of such ordinary resolution. The Issuance Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Issuance Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

5.	DECLARATION OF FINAL DIVIDEND AND SPECIAL DIVIDEND

The Board resolved to propose to the Shareholders (i) Final Dividend of RMB509.0 million (approximately US$70.4 million) in aggregate in respect of the year ended December 31, 2023, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2023 in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) Special Dividend of RMB509.0 million (approximately US$70.4 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2023, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date.

Based on the number of issued Shares (excluding treasury Shares) as of the Latest Practicable Date, if declared and paid, (i) a Final Dividend of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.67) per share (tax inclusive) in respect of the year ended December 31, 2023, and (ii) a non-recurring Special Dividend of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.67) per share (tax inclusive), will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.

Subject to the approval of the Shareholders at the AGM, the proposed Final Dividend and Special Dividend will be payable to the Shareholders whose names appear on the register of members of the Company on the Dividend Record Date.

The Company will make further announcement in respect of the details of the dividend distribution, including but not limited to the Dividend Record Date, book closure dates, exchange rate and tax arrangements in due course and in accordance with the Articles of Association, applicable laws and regulations and the Hong Kong Listing Rules.

LETTER FROM THE BOARD

6.	PROPOSED RE-APPOINTMENT OF THE AUDITOR

The Board resolved to propose to the Shareholders to re-appoint Deloitte Touche Tohmatsu as the independent auditor of the Company for the year ending December 31, 2024 and to hold the office until the conclusion of the next annual general meeting of the Company.

The re-appointment of the independent auditor of the Company has been reviewed by the audit committee of the Company which made recommendation to the Board that the re-appointment be submitted and proposed for Shareholders’ approval at the AGM.

A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. Deloitte Touche Tohmatsu have indicated their willingness to be re-appointed as auditor of the Company for the said period.

7.	GENERAL AGM

The notice of the AGM is set out on pages 40 to 46 of this circular. The form of proxy for use at the AGM is also enclosed with this circular. The AGM will be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Wednesday, June 12, 2024 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Tuesday, June 11, 2024, New York time), and at any adjourned meeting thereof. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (ir.noahgroup.com) and the SEC (www.sec.gov).

Record date, share ownership and quorum

The Board has fixed the close of business on Wednesday, April 17, 2024, Hong Kong time, as the record date (the “Shares Record Date”) of the ordinary shares. Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. Holders of ADSs as of the close of business on Wednesday, April 17, 2024, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

One or more Shareholders holding at least 10% of all issued voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Voting and solicitation

Each ordinary share issued (excluding treasury Shares) as of the close of business on the Shares Record Date is entitled to one vote at the AGM. A resolution put to the vote at the AGM will be decided by way of poll in accordance with Rule 13.39(4) of the Hong Kong Listing Rules. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. Separately, treasury shares, if any, and registered under the name of the Company shall have no voting rights on matters that require Shareholders’ approval at the Company’s general meetings. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

LETTER FROM THE BOARD

Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of ordinary shares to the mailing address as set out in the proxy form by no later than 9:00 a.m. on June 10, 2024, Hong Kong time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the ordinary shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of ordinary shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the AGM.

Voting by holders of ADSs

As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. (or its custodian), in its capacity as depositary of the ADSs, may attend and vote (or cause its custodian to attend and vote) those ordinary shares at the AGM.

The Company has requested Citibank, N.A., as depositary of the ADSs, to distribute to ADS holders of record as of the ADS Record Date, the notice of the AGM, the proxy statement and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank, N.A.

Upon timely receiving a duly completed ADS voting instructions card from an ADS holder in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the amount of ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instructions as follows: given that voting takes place at the AGM by poll, Citibank, N.A. will vote the ordinary shares in accordance with the voting instructions received from ADS holders of record. If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of November 9, 2010, as amended, by and among the Company, Citibank, N.A., as the depositary, and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of ordinary shares represented by such ADSs unless the Company informs Citibank, N.A. that (a) it does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of the holders of ordinary shares represented by ADSs may be materially adversely affected. Citibank, N.A. shall not under any circumstances exercise any discretion as to voting or vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the ordinary shares represented by ADSs except pursuant to and in accordance with the voting instructions timely received from ADS holders or as specifically contemplated in the deposit agreement for the ADSs.

LETTER FROM THE BOARD

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return the ADS voting instruction card to Citibank, N.A. in a timely manner, in which case the ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on June 3, 2024, New York time, to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Revocability of proxies and ADS instruction card

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting instruction card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh ADS voting instruction card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS voting instruction card, as the case may be, set forth above, or (b) for holders of Shares only, by attending the AGM and voting in person at the AGM.

In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Hong Kong Listing Rules.

8.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

9.	RECOMMENDATION

The Directors believe that the proposed resolutions set out in this circular and notice of AGM in relation to the Proposed Grant, the re-election of retiring Directors and continuing appointment of an independent Director who has served more than nine years, the grant of the Repurchase Mandate and the Issuance Mandate, the declaration of Final Dividend and Special Dividend, and the re-appointment of the auditor, are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of all such resolutions to be proposed at the AGM.

10.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular and the notice of the AGM.

Yours faithfully,
for and on behalf of the Board of
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

The following are the particulars of the retiring Directors proposed to be re-elected at the AGM.

NON-EXECUTIVE DIRECTORS

1.	Mr. Boquan He (何伯權)

Mr. Boquan He (何伯權), aged 63, has been a Director since August 2007 and has served as an independent Director since October 2011 under applicable U.S. regulations. Mr. He is the founder and has been serving as the chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd.* (廣東今日投資有限公司) since August 2000, a private investment company specializing in greenfield investments in retail and service industries in China. In 1989, he founded and, until 2000, served as the chief executive officer of Guangdong Robust Group (廣東樂百氏集團), a then renowned food and beverage company which was acquired by Danone Group (達能集團) in 2000. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He served as a director of iKang Healthcare Group Inc., the shares of which were previously listed on the Nasdaq Stock Market (ticker symbol: KANG) till its delisting in January 2019, from July 2007 to January 2019.

Mr. He received his two-year college graduation certificate from Guangdong Television Public University (廣東廣播電視大學) (currently known as Guangdong Open University (廣東開放大學)) in Guangdong, China, in July 1986.

2.	Mr. Kai Wang (王愷)

Mr. Kai Wang (王愷), aged 38, a non-executive Director since August 29, 2023, has extensive experience in venture capital and private equity investment. In July 2010, Mr. Wang joined HongShan Capital and has since held various roles within the firm. His responsibilities have encompassed investment sourcing, investment recommendations, and post-investment management. Currently, Mr. Wang is serving as a managing director of HongShan Capital. He has also been serving as a director of Shanghai Noah Yijie Financial Technology Co., Ltd. (上海諾亞易捷金融科技有限公司), a subsidiary of the Company, since November 2019, mainly responsible for overseeing its management and development and providing strategic guidance. From August 2007 to June 2010, Mr. Wang served as an assistant manager at KPMG Advisory (China) Co., Ltd. (畢馬威企業諮詢(中國)有限公司), primarily responsible for transaction advisory.

Mr. Wang received his bachelor’s degree in international economics and trade from University of International Business and Economics (對外經濟貿易大學) in Beijing, China, in July 2007.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

INDEPENDENT DIRECTORS

3.	Ms. Cynthia Jinhong Meng (孟晉紅)

Ms. Cynthia Jinhong Meng (孟晉紅), aged 54, has been an independent Director since August 29, 2023. She has extensive experience in corporate advisory, strategy development, stakeholder engagement and integrating ESG/sustainability. In June 2016, Ms. Meng established Credence Investment Holding Limited (“Credence”), and has since been serving as a managing partner of Credence, primarily responsible for business development, general management and advising entrepreneur founders and management team on critical business strategies, fund raising and investor engagement issues. From September 2018 to February 2023, Ms. Meng served as a partner at Brunswick Group Ltd., a London-based global critical issues advisory firm, primarily responsible for advisory, business development and stakeholder engagement, with a focus on crisis management, risk mitigation, integrating ESG/sustainability strategies, and support for corporate clients on strategic communications with investors and capital market shareholders.

Prior to founding Credence, Ms. Meng had over ten years of experience in investment banking as a recognized equity research analyst. From January 2011 to June 2016, she served as a managing director and the head of Greater China technology, media, and telecom (“TMT”) equity research at Jefferies Hong Kong Limited. From September 2007 to October 2010, she served as a vice president, senior publishing equity research analyst and the head of China telecom services and equipment research team at Merrill Lynch (Asia Pacific) Limited. From August 2006 to August 2007, she served as a vice president and publishing equity research analyst at China International Capital Corporation Hong Kong Securities Limited. From October 2005 to July 2006, she served as a vice president and a regional telecoms services team support of J.P. Morgan Securities (Asia Pacific) Limited. From April 2005 to October 2005, she served as an associate and research team support for global technology hardware and telecom equipment sector at Thomas Weisel Partners, a New York-based investment bank. Prior to that, Ms. Meng also served as (i) a management consultant at Adventis Corporation, a Boston-based global TMT strategy consultancy, from July 1999 to March 2005; (ii) a management consultant at Arthur D. Little, a management consultancy headquartered in Boston, from July 1998 to July 1999; and (iii) a marketing executive at Mobile Oil Asia Pacific pte Ltd. from October 1994 to August 1996.

Ms. Meng obtained her master’s degree in business administration from the Kellogg School of Management, Northwestern University in Illinois, the U.S. in June 1998 and her bachelor’s degree in English literature from Ningbo University in Zhejiang, China, in June 1992. In addition, Ms. Meng has obtained the qualification as Securities and Futures Intermediaries issued by the Hong Kong Securities Institute and also received completion certificates for educational and professional programs at numerous prestigious universities and institutions worldwide over the past decade, including, among others, Harvard Law School and Stanford Graduate School of Business.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

4.	Mr. Jinbo Yao (姚勁波)

Mr. Jinbo Yao (姚勁波), aged 47, has been an independent Director since November 2014. Mr. Yao is a pioneer in China’s internet industry. He is the founder and has been serving as the chairman of the board of directors and chief executive officer of 58.com Inc. (58同城), the shares of which were listed on the New York Stock Exchange (ticker symbol: WUBA) until September 2020, since 2013. Prior to founding 58.com Inc., in 2000, Mr. Yao founded domain.cn (域名城), a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served in various managerial roles at net.cn with his last position as a vice president of sales until May 2001. In September 2001, Mr. Yao co-founded the education company Xueda Education Group (學大教育集團), the shares of which were listed on the New York Stock Exchange (ticker symbol: XUE) in November 2010 until its delisting in September 2016. He has been serving as a non-executive director of Onewo Inc. (萬物雲空間科技服務股份有限公司), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 2602), since February 2017.

Mr. Yao received his bachelor’s degrees in marine chemistry and computer application from Ocean University of Qingdao (青島海洋大學) (currently known as Ocean University of China (中國海洋大學)) in Shandong, China in July 1999.

Recommendations to the Board for the proposal for re-election of each of Mr. Boquan He, Mr. Kai Wang, Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao as Directors were made by the Corporate Governance and Nominating Committee in accordance with the nomination criteria, after having considered a range of diversity perspectives including but not limited to gender, age, race, language, cultural background, educational background, industry experience and professional experience as set out in the board diversity policy of the Company. The Corporate Governance and Nominating Committee had also taken into account of the respective contributions of Mr. Boquan He, Mr. Kai Wang, Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao to the Board and their commitment to their roles.

The Board would consider to enhance its diversity with different expertise when re-electing an independent Director. Each of Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao has confirmed their independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board considered each of Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao are independent and can bring further contribution to the Board and its diversity.

Mr. Boquan He, being the non-executive Director, has entered into a director agreement with our Company for a term of three years commencing from July 17, 2017 without fixed term (subject to the retirement and rotation provisions set out in the Corporate Governance Code and relevant requirements under the Articles of Association). His director agreement can be terminated in accordance with the terms and conditions thereof or by either party thereof giving to the other not less than 30 days’ prior written notice.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Mr. Kai Wang, being the non-executive Director, has entered into a director agreement with our Company for a term of three years commencing from August 29, 2023, subject to the retirement and rotation provisions set out in the Corporate Governance Code and relevant requirements under the Articles of Association. His director agreement can be terminated in accordance with the terms and conditions thereof or by either party thereof giving to the other not less than 30 days’ prior written notice.

Ms. Cynthia Jinhong Meng, being the independent Director, has entered into a independent director agreement with our Company for a term of three years commencing from August 29, 2023, subject to the retirement and rotation provisions set out in the Corporate Governance Code and relevant requirement under the Articles of Association. Her independent director agreement can be terminated in accordance with the terms and conditions thereof or by either party thereof giving to the other not less than 30 days’ prior written notice.

Mr. Jinbo Yao, being the independent Director since November 7, 2014, renewed his independent director agreement with the Company for a term of three years commencing from November 11, 2023, subject to the retirement and rotation provisions set out in the Corporate Governance Code and relevant requirement under the Articles of Association. His independent director agreement can be terminated in accordance with the terms and conditions thereof or by either party thereof giving to the other not less than 30 days’ prior written notice.

Save as disclosed above, none of the Directors has or is proposed to have entered into any service agreement or letter of appointment with any member of the Group (excluding agreements expiring or determinable by any member of the Group within one year without payment of compensation other than statutory compensation).

Mr. Boquan He, being a non-executive Director, is not entitled to receive any director’s fee or any other emoluments for his term of appointment as a non-executive Director, but may receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate.

Mr. Kai Wang, being a non-executive Director, is not entitled to receive any director’s fee or any other emoluments for his term of appointment as a non-executive Director, but may receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate.

Ms. Cynthia Jinhong Meng, being an independent Director, is entitled to receive a director’s fee of HK$500,000 per annum, which is determined by the Board upon recommendation from the Compensation Committee by reference to her academic and professional qualification and work experience, among others, and may also receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for her term of appointment as an independent Director.

APPENDIX I	PARTICULARS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Mr. Jinbo Yao, being an independent Director, being an independent Director, is entitled to receive a director’s fee of HK$500,000 per annum, which is determined by the Board upon recommendation from the Compensation Committee by reference to his academic and professional qualification and work experience, among others, and may also receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for his term of appointment as an independent Director.

Save as disclosed herein, each of Mr. Boquan He, Mr. Kai Wang, Ms. Cynthia Jinhong Meng and Mr. Jinbo Yao are not entitled to any remuneration for the directorships held within the Group other than the Company.

As of the Latest Practicable Date, Mr. Boquan He had interests or deemed to be interested in 16,398,720 Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 4.97% of the total Shares in issue (excluding treasury Shares); Mr. Jinbo Yao had interests or deemed to be interested in 180,000 Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 0.05% of the total Shares in issue (excluding treasury Shares). Save as disclosed herein, none of the retiring Directors had interests or was deemed to be interested in Shares (within the meaning of Part XV of the SFO) as of the Latest Practicable Date.

Save as disclosed above and immediately preceding the Latest Practicable Date, each of the above retiring Directors had not held any directorships in other listed public companies during the past three years or any other major appointments and professional qualifications, did not hold any other position with the Company or other members of the Group and did not have any other relationships with any of the other Directors, senior management, substantial shareholders or single largest shareholders of the Company.

Save as disclosed above, there are no other matters concerning each of the above retiring Directors that need to be brought to the attention of the Shareholders in connection with his re-election and there is no other information that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Hong Kong Listing Rules, to provide information for all Shareholders to make a reasonably informed decision on whether to vote for or against the ordinary resolution with respect to the Repurchase Mandate to be proposed at the AGM.

1.	SHARE CAPITAL

As of the Latest Practicable Date, the Company had a total of 330,077,775 issued Shares.

Subject to the passing of the ordinary resolution with respect to the Repurchase Mandate to be proposed at the AGM, and on the basis that the Company’s total issued Shares remains unchanged from Latest Practicable Date to the date of the AGM, the Directors would be authorized under the Repurchase Mandate to repurchase up to 33,007,777 Shares during the Repurchase Mandate period, representing 10% of the Company’s total issued Shares (excluding treasury Shares) as of the Latest Practicable Date.

2.	REASONS FOR REPURCHASING SHARES

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Shares and/or ADSs in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or ADS and/or its earnings per Share and/or ADS and will be made only when the Directors believe that such repurchases will benefit the Company and Shareholders.

The Directors have no present intention to cause the Company to repurchase any Shares and/or ADSs and they would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs, if any, will be funded from the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF REPURCHASES

The Directors consider that the exercise of the Repurchase Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2023). The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE AND THE PUBLIC FLOAT REQUIREMENT

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, the single largest Shareholder, Ms. Jingbo Wang, through certain entities controlled by her, beneficially owned 68,211,755 ordinary shares, representing approximately 20.67% of the issued Shares (excluding treasury Shares). In the event that the Directors exercise in full the Repurchase Mandate, the interests of the largest Shareholder will be increased to approximately 22.96% of the issued Shares of the Company (assuming that the number of issued Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM).

As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the largest Shareholder to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares pursuant to the Repurchase Mandate.

The Directors will not exercise the Repurchase Mandate to such an extent as a result of such repurchase, the number of Shares in public hands falls below 25% of the total number of issued Shares. To the best knowledge of the Company, the public float of the Company is approximately 52.83% as of the Latest Practicable Date. For illustrative purposes only, assuming the Shares in issue remain unchanged from the Latest Practicable Date to the date of the AGM, the public float of the Company will reduce to approximately 47.59% in the event of the full exercise of the Repurchase Mandate, which is still above the 25% requirement under Rule 8.08(1)(a) of the Hong Kong Listing Rules.

6.	CONFIRMATION FROM THE DIRECTORS

The Directors will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and the Articles of Association. To the best of the Directors’ knowledge and belief, neither the explanatory statement nor the Repurchase Mandate has any unusual features.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

Set out below are the highest and lowest prices at which the Shares traded on the Hong Kong Stock Exchange for the last twelve months and until the Latest Practicable Date:

	Share price (per Ordinary Share)
	Highest (HK$)	Lowest (HK$)
2023
Apr	26.30	26.07
May	26.30	25.82
June	25.92	21.62
July	22.60	21.64
August	22.60	20.98
September	21.02	19.12
October	19.12	17.50
November	20.00	17.50
December	20.00	19.50

2024
January	20.05	16.98
February	17.00	16.94
March	17.00	15.88
April (up to the Latest Practicable Date)	18.00	16.50

8.	REPURCHASES OF SHARES

As of the Latest Practicable Date, the Company did not repurchase any Shares on the Hong Kong Stock Exchange or any other stock exchanges. During the previous six months immediately prior to the Latest Practicable Date, no repurchases of Shares have been made by the Company otherwise.

9.	GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Hong Kong Listing Rules), has any present intention, in the event that the Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person (as defined in the Hong Kong Listing Rules) has notified the Company that he/she/it has a present intention to sell Shares to the Company, or that he/she/it has undertaken not to sell any Shares held by them to the Company, if the Repurchase Mandate is exercised.

The Directors will exercise the Repurchase Mandate in accordance with the Hong Kong Listing Rules, the Articles of Association and the applicable laws of the Cayman Islands. Neither this explanatory statement nor the Repurchase Mandate has any unusual features.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

10.	INTENTION STATEMENT REGARDING REPURCHASED SHARES

Subject to the applicable requirements under the Hong Kong Listing Rules with effect from June 11, 2024, the Company may cancel the repurchased Shares following settlement of any such repurchase or hold them as treasury Shares, subject to, for example, market conditions and its capital management needs at the relevant time of the repurchases. Should the Company decide to hold repurchased Shares as treasury Shares, the Company will, upon completion of the Share repurchase, withdraw the repurchased Shares from CCASS and register the treasury Shares in the Company’s name.

The Company may re-deposit its treasury Shares into CCASS only if it has an imminent plan to resell them on the Stock Exchange, and it should complete the resale as soon as possible. For any treasury Shares deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company will have appropriate measures to ensure that it would not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the relevant laws if those Shares were registered in its own name as treasury Shares. These measures include, for example, an approval by the Board that (i) the Company should procure its broker not to give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury Shares deposited with CCASS pending resale; and (ii) in the case of dividends or distributions, the Company should withdraw the treasury Shares from CCASS, and either re-register them in the Company’s name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions.

Holders of treasury Shares (if any) shall abstain from voting on matters that require Shareholders’ approval at the Company’s general meetings.

NOTICE OF ANNUAL GENERAL MEETING

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Noah Holdings Private Wealth and Asset Management Limited (the “Company”) serves as the notice of Annual General Meeting (the “Annual General Meeting” or “AGM”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at ir.noahgroup.com.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated April 25, 2024 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Annual General Meeting will be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong on Wednesday, June 12, 2024 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on Tuesday, June 11, 2024, New York time), and at any adjourned meeting thereof, for the purpose to consider and vote on the following:

ORDINARY RESOLUTIONS

1.	To receive and consider the audited consolidated financial statements of the Company and the reports of the Directors and auditor of the Company for the year ended December 31, 2023;

2.	(A)	To grant 50,000 RSUs involving 500,000 Shares (represented by 100,000 ADSs), representing approximately 0.15% of the Shares in issue (excluding treasury Shares) as of the Latest Practicable Date, to Ms. Jingbo Wang, being a Director and the chairwoman of the Board, pursuant to the 2022 Share Incentive Plan; and

(B)	To grant 50,000 RSUs involving 500,000 Shares (represented by 100,000 ADSs), representing approximately 0.15% of the Shares in issue (excluding treasury Shares) as of the Latest Practicable Date, to Mr. Zhe Yin, being a Director and the chief executive officer of the Company, pursuant to the 2022 Share Incentive Plan;

NOTICE OF ANNUAL GENERAL MEETING

3.	(A)	To re-elect the following directors of the Company (the “Directors”):

(i)	Mr. Boquan He, to serve as a non-executive Director, subject to his earlier resignation or removal;

(ii)	Mr. Kai Wang, to serve as a non-executive Director, subject to his earlier resignation or removal;

(iii)	Ms. Cynthia Jinhong Meng, to serve as an independent Director, subject to her earlier resignation or removal; and

(iv)	Mr. Jinbo Yao, who has served more than nine years since November 7, 2014, to serve as an independent Director, subject to his earlier resignation or removal;

(B)	To authorize the Board to fix the remuneration of the Directors;

4.	(A)	To consider, approve and declare Final Dividend of RMB509.0 million (approximately US$70.4 million) in aggregate in respect of the year ended December 31, 2023, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the year ended December 31, 2023 to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a Final Dividend of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.67) per share (tax inclusive) in respect of the year ended December 31, 2023 will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment;

(B)	To consider, approve and declare Special Dividend of RMB509.0 million (approximately US$70.4 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2023, to Shareholders whose names appear on the register of members of the Company as of the Dividend Record Date; if declared and paid, a non-recurring Special Dividend of RMB1.54 (equivalent to approximately US$0.21, or approximately HK$1.67) per share (tax inclusive) will be paid out to Shareholders who are entitled to dividends, subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.

5.	To re-appoint Deloitte Touche Tohmatsu as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2024;

NOTICE OF ANNUAL GENERAL MEETING

6.	As special business, to consider and if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares in the capital of the Company (including any sale or transfer of treasury shares (which shall have the meaning ascribed to it under the Hong Kong Listing Rules coming into effect on June 11, 2024)) or securities convertible into shares, or options, warrants or similar rights to subscribe for shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into shares of the Company) which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(iii)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (or be sold or transferred out of treasury) (whether pursuant to options or otherwise) by the Directors during the Relevant Period (as hereinafter defined) pursuant to paragraph (i) of this resolution above, otherwise than pursuant to (1) a Rights Issue (as hereinafter defined); (2) the grant or exercise of any option under the option scheme of the Company or any other option, scheme or similar arrangement for the time being adopted for the grant or issue to the directors, officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; (3) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association in force from time to time; or (4) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing convertible notes issued by the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20 per cent of the aggregate number of the shares of the Company in issue (excluding treasury shares) as of the date of passing this resolution and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(iv)	for the purpose of this resolution:

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; and

(3)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting; and

(b)	“Rights Issue” means an offer of shares in the capital of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Directors to holders of shares in the capital of the Company or any class thereof whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or, having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the exercise or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, any recognized regulatory body or any stock exchange applicable to the Company).”

(B)	“That:

(i)	subject to paragraph (iii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares and/or shares underlying the ADSs of the Company on the Hong Kong Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and recognized for this purpose by the Securities and Futures Commission and the Hong Kong Stock Exchange under the Code on Share Buy-backs and, subject to and in accordance with all applicable laws and the Hong Kong Listing Rules, be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	the approval in paragraph (i) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares and/or shares underlying the ADSs at a price determined by the Directors;

(iii)	the aggregate number of the shares of the Company in issue, which may be repurchased by the Company during the Relevant Period (as hereinafter defined) pursuant to the approval in paragraph (i) above shall not exceed 10 per cent of the aggregate number of the shares of the Company in issue (excluding treasury shares) as of the date of passing of this resolution, and the said approval shall be limited accordingly;

(iv)	subject to the passing of each of the paragraphs (i), (ii) and (iii) of this resolution, any prior approvals of the kind referred to in paragraphs (i) and (iii) of this resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(v)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; and

(c)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders in general meeting.”

(C)	“That conditional upon the resolutions numbered 5(A) and 5(B) set out in the notice convening this meeting being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with new shares of the Company (including any sale or transfer of treasury shares) and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to the ordinary resolution numbered 5(A) set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate number of the shares of the Company in issue which may be allotted or agreed conditional or unconditionally to be allotted (or be sold or transferred out of treasury) by the Directors pursuant to such general mandate of an amount representing the aggregate number of the shares and/or shares underlying the ADSs of the Company in issue repurchased by the Company under the authority granted pursuant to ordinary resolution numbered 5(B) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate number of the shares of the Company in issue (excluding treasury shares) as of the date of passing of this resolution.”

NOTICE OF ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Wednesday, April 17, 2024, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary shares.

Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Wednesday, April 17, 2024, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

ATTENDING THE AGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the AGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the ordinary shares represented by their ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting instruction card (for holders of ADSs), both of which are available on the website of the Company at ir.noahgroup.com.

Holders of the Shares on the Company’s register of members as of the Shares Record Date shall to date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:00 a.m. on June 10, 2024, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on June 3, 2024, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, treasury shares, if any and registered under the name of the Company, are not entitled to vote at the AGM. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

NOTICE OF ANNUAL GENERAL MEETING

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at ir.noahgroup.com, or the Hong Kong Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jinbo Wang
Chairwoman of the Board

Hong Kong, April 25, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinghong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent Directors.